NEWS RELEASE

January 24, 2007

Trading Symbol: AMM –TSX, AAU- AMEX

www.almadenminerals.com

Drilling in 2006 intersects High-grade Gold at the Elk Project, B.C.

In 2006 Almaden Minerals Ltd. (“Almaden”) carried out a diamond drill program on its wholly owned Elk Gold Deposit. The program consisted of 8,873 meters of drilling in 58 holes. The Elk Gold deposit is located roughly two kilometres south of Highway 97 and 45 kilometres southeast of Merritt in the Okanagan area of Southern British Columbia. The property is known for its very high gold grades and in the 1990’s; 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from the B vein system in open pit and underground operations. J. Duane Poliquin, President of Almaden stated: “The Elk gold deposit represents a growing gold resource which is adding significant value to our company apart from our generative exploration efforts. The Elk gold deposit provides the potential for revenue from a high-grade gold vein system in a macro-business environment where gold is performing very well relative to currencies. We are excited about the project and will continue to move it towards production by developing and raising the confidence level of the resource through aggressive drilling projects such as that carried out in 2006.”

A resource estimate carried out by Giroux Consultants in May 2006 based on data up to and including the 2005 drill program reported global resources as shown below.

AREA	Au Cutoff (g/t)	Measured			Indicated			Inferred
		Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold
B Flat Vein	7.0	12,000	34.57	13,300	7,000	13.77	3,100	500	7.74	100
B Steep Vein	7.0	17,000	37.34	20,400	34,000	47.51	51,900	114,000	16.21	59,400
B East Vein	7.0	1,000	12.46	400	8,000	18.13	4,700	26,000	13.88	11,600
WD Vein	7.0	0	0	0	137,000	21.77	95,900	46,000	11.05	16,300
Bulk Open Pit Target	1.0	195,000	5.730	35,900	435,000	4.250	59,400	908,000	3.46	101,000
TOTAL		225,000	9.68	70,000	621,000	10.77	215,000	1,094,500	5.35	188,400

Four vein systems have been drilled in the Elk Mine area the B, WD, Bullion Creek and GCW Vein Zones. The resource only incorporates results from the B and WD vein zones where the vast majority of work has been carried out over the history of exploration at the Elk Deposit. The WD vein is located 200m north of the B vein system which was mined by open pit and underground methods in the early 1990’s. This year’s program focused on testing the near surface continuity and grade of the WD vein, increasing the density of drill hole intersections to 25 by 50 meters to approximately 100 meters below surface. The vein was intersected in all holes and now has been drill tested along strike for 730 meters and down dip for 450 meters. Also as part of the 2006 program, seventeen holes were drilled on the B Zone. Four of these holes tested the zone at depth and the remainder the area below and to the east of the open pit.

Geological interpretation and re-assaying has been completed and a summary of composite drill results greater than 10 gram-meters gold is listed below. True widths are based on core to vein angles.

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Gold (oz/t)	Silver (oz/t)	Gold (g/t)	Silver (g/t)
SND06451	20.49	20.79	0.30	0.30	0.418	0.087	14.33	2.98
SND06453	168.12	168.42	0.30	0.26	0.869	0.612	29.79	20.98
SND06454	184.18	184.48	0.30	0.30	2.932	5.746	100.53	197.01
SND06456	178.15	178.45	0.30	0.28	0.871	0.671	29.86	23.01
SND06459	181.25	181.55	0.30	0.28	0.316	0.700	10.83	24.00
SND06461	58.52	58.82	0.30	0.28	0.547	0.146	18.75	5.01
SND06462	299.31	299.81	0.50	0.48	2.125	0.642	72.86	22.01
SND06463	328.99	329.49	0.50	0.47	0.724	1.167	24.82	40.01
SND06463	329.49	329.99	0.50	0.43	0.618	0.467	21.19	16.01
SND06464	139.03	139.28	0.25	0.22	0.403	0.204	13.82	6.99
SND06467	88.92	89.26	0.34	0.31	1.158	2.100	39.70	72.00
SND06467	91.45	91.91	0.46	0.25	0.342	0.671	11.73	23.01
SND06468	120.67	121.27	0.60	0.23	0.525	1.896	18.00	65.01
SND06469	25.72	26.18	0.46	0.45	0.325	1.837	11.14	62.98
SND06470	81.55	81.85	0.30	0.26	0.448	0.437	15.36	14.98
SND06471	86.58	86.91	0.33	0.32	0.421	0.437	14.43	14.98
SND06472	43.03	43.63	0.60	0.52	2.232	7.233	76.53	247.99
SND06472	102.90	103.20	0.30	0.29	0.865	0.612	29.66	20.98
SND06473	112.75	113.08	0.33	0.23	0.442	0.962	15.15	32.98
SND06473	143.37	143.67	0.30	0.24	0.394	0.175	13.51	6.00
SND06475	129.10	129.51	0.41	0.35	0.361	1.721	12.38	59.01
SND06477	26.31	26.70	0.39	0.30	1.315	1.896	45.09	65.01
SND06479	75.65	76.01	0.36	?	0.622	0.904	21.33	30.99
SND06481	63.53	63.83	0.30	0.25	2.418	2.100	82.90	72.00
SND06486	45.03	45.33	0.30	0.27	0.904	1.662	30.99	56.98
SND06487	83.58	84.23	0.65	0.44	0.352	2.333	12.07	79.99
SND06493	74.78	75.40	0.62	0.34	0.311	0.904	10.66	30.99
SND06499	114.06	114.44	0.38	0.25	1.438	2.800	49.30	96.00
SND06501	173.72	174.07	0.35	0.32	0.378	0.787	12.96	26.98
SND06502	42.66	42.96	0.30	0.26	0.370	0.262	12.69	8.98
SND06502	71.91	72.21	0.30	?	2.015	3.412	69.09	116.98

 Note:

m signifies meters; g/t signifies grams per tonne; oz/t signifies ounces per ton.

The Elk Gold Deposit was originally found by Almaden staff in the late 1980’s during a regional prospecting program in Southern B.C. Since 2001 drilling by Almaden at the Elk deposit has increased the 43-101 compatible resource from a total of 141,962 contained ounces of gold in the inferred and measured resource and probable reserve categories to the resource stated above of 473,400 ounces in the indicated, measured and inferred resource categories.

The qualified person and supervisor for the 2006 exploration drill program is Wojtek Jakubowski, P. Geo., an employee of Almaden. All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of Almaden’s ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

Almaden’s management is reviewing the results of the 2006 drilling. A new geologic model for the vein system is presently being constructed in order to enable evaluation of the resource. A new resource estimate incorporating these 2006 results, and complying with National Instrument 43-101 requirements will be calculated by Giroux Consultants Ltd.

ON BEHALF OF THE BOARD OF DIRECTORS

“Duane Poliquin”

_______________________

J. Duane Poliquin, President

The Toronto and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.